1021 Main (One City Centre)
Suite 2626
Houston, Texas 77002
Tel 713-351.3000 Fax 713.351.3300
www.energyxxi.com

October 22, 2012

Ethan Horowitz

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy XXI (Bermuda) Limited

Form 10-K for Fiscal Year Ended June 30, 2012
Filed August 9, 2012
File 001-33628

Ladies and Gentlemen:

Set forth below are the responses of Energy XXI (Bermuda) Limited (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 11, 2012, with respect to Form 10-K for Fiscal Year Ended June 30, 2012, File No. 001-33628, filed with the Commission on August 9, 2012 (the “June 30 2012 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the June 30 2012 10-K unless otherwise specified. We are also concurrently providing certain information responsive to Comment 1 in a letter to the Staff (the “Supplemental Letter”) pursuant to a confidential treatment request.

Because the Company generally believes its proposed disclosure revisions do not require a financial restatement or other changes materially sufficient to require an amendment to the Company’s June 30 2012 10-K, the Company respectfully requests that the Staff permit the Company to include the following changes, except where specifically indicated below, on a prospective basis in its upcoming Form 10-K filings as well as all subsequent filings under the Securities Exchange Act of 1934, as amended. We are happy to discuss this request with the Staff at its convenience.

1021 Main (One City Centre)
Suite 2626
Houston, Texas 77002
Tel 713-351.3000 Fax 713.351.3300
www.energyxxi.com

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 16 – Income Taxes, page 94

1.	We note your response to comment 3 in our letter dated September 18, 2012. Please provide us with additional information that will better enable us to understand the items you have identified as making up the adjustment to your income tax reconciliation captioned “revaluation of tax attributes.” Your response should explain your initial and subsequent accounting treatment and the primary causes of the changes to your accounting treatment.

RESPONSE:

We are providing the Staff with a summary of the items that make up the adjustment to our income tax reconciliation captioned “revaluation of tax attributes” and the initial and subsequent accounting treatment and causes of changes in accounting treatment for each item, which is included as Schedule A to the Supplemental Letter.

Note 22 – Supplementary Oil and Gas Information, page 101

Estimated Net Quantities of Oil and Natural Gas Reserves, page 102

2.	We note your response to comments 2 and 4 in our letter dated September 18, 2012. From the information provided in your response, we note that natural gas liquids made up approximately 8.9% of your production of liquid hydrocarbons during the fiscal year ended June 30, 2012. Please tell us what percentage of your producing reserves are natural gas liquids.

RESPONSE:

The Company has reserves of 51.1 million net barrels of crude oil and natural gas liquids in the proved producing, or PDP, category as of June 30, 2012. Natural gas liquids comprise approximately 3.2%, or 1.65 million net barrels, of the total crude oil PDP reserve quantities and approximately 2.6% of the 62.5 million net barrels of oil equivalent total aggregate PDP reserve quantities.

*	*	*	*	*

1021 Main (One City Centre)
Suite 2626
Houston, Texas 77002
Tel 713-351.3000 Fax 713.351.3300
www.energyxxi.com

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or with respect to the June 30 2012 10-K to Vinson & Elkins L.L.P., our outside counsel, by contacting Mark Kelly at (713) 758-4592 or Sarah Morgan at (713) 758-2977.

/s/ David West Griffin

cc:	Mark Kelly, Esq.
Sarah Morgan, Esq.
Vinson & Elkins L.L.P.
Via Facsimile